Exhibit 99.1

April 25, 2017

NextDecade Selects GE Oil & Gas Advanced Technology for LNG Plant and Pipelines in Texas

•	GE Oil & Gas named exclusive supplier for the Rio Grande LNG project
•	27 million tons LNG per annum (“mtpa”) project is optimally located in Brownsville, Texas, in close proximity to the Permian Basin and Eagle Ford Shale

THE WOODLANDS, Texas, USA (April 25, 2017) – NextDecade, LLC (“NextDecade”) announced today that it has entered into an agreement with GE Oil & Gas to advance its liquefied natural gas (“LNG”) export projects and associated pipelines in the State of Texas. NextDecade has named GE Oil & Gas as the exclusive supplier of gas turbine and compressor equipment for the liquefaction trains of the Rio Grande LNG project and the associated Rio Bravo Pipeline.

GE (NYSE: GE) is a leading provider of gas turbines to the LNG industry, with systems operating in LNG trains around the world. The gas turbine and compressor equipment supplied to NextDecade will come with long-term services, life-cycle maintenance agreements, and GE performance guarantees. In addition to technology and services, GE Oil & Gas is providing NextDecade with a common equity investment, and is granted the right to invest up to a specified amount in project-level equity and debt financing for Rio Grande LNG at the time of final investment decision (“FID”).

NextDecade is a leader among the second wave of U.S. LNG project developers, deploying a competitive approach to the global LNG markets. It is offering customers access to an attractive location in the State of Texas, developed by world-class partners and supported by proven technologies and flexible commercial solutions.

“NextDecade is delighted to welcome GE Oil & Gas as both a shareholder and exclusive supplier to its Rio Grande LNG and Rio Bravo Pipeline projects,” said Kathleen Eisbrenner, NextDecade Chief Executive Officer. “We believe GE will add significant value as we work to make Rio Grande LNG one of the most competitive liquefaction projects in the world. The addition of GE Oil & Gas reaffirms our commitment to use proven technology to provide our customers with low-cost, reliable LNG.”

On April 18, 2017, NextDecade announced that it had entered into a definitive merger agreement with Harmony Merger Corp. (NASDAQ: HRMN, HRMNU, and HRMNW) (“Harmony”). Harmony is a publicly traded special purpose acquisition company (“SPAC”) whose objective is to take a company public via a reverse merger. The proposed merger, which was first announced on March 13, 2017, is expected to close late in the second quarter of 2017. Consummation of the proposed merger will result in NextDecade becoming a publicly listed company.

Additional details of NextDecade’s agreement with GE Oil & Gas will be provided in a definitive proxy statement to be filed by Harmony with the U.S. Securities and Exchange Commission (“SEC”) in connection with NextDecade’s planned business combination with Harmony.

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About NextDecade, LLC

NextDecade, based in The Woodlands, Texas, is a developer of LNG projects providing customers access to the full LNG value chain. Founded in 2010, NextDecade has a team of industry leaders with extensive experience in signing major LNG off-take deals, and developing and managing LNG, FLNG, and FSRU projects, as well as associated natural gas and electricity infrastructure around the world. For more information, please visit www.next-decade.com.

About Rio Grande LNG

Rio Grande LNG is a proposed LNG export facility at the Port of Brownsville, Texas. The project, planned for a 984-acre industrial site, and the associated Rio Bravo Pipeline are in the midst of the extensive Federal Energy Regulatory Commission (FERC) permitting process. To date, NextDecade has signed 30 mtpa of non-binding sales agreements for its Rio Grande LNG project and stands ready to offer flexible solutions to both customers and producers. For more information on the project, please visit www.riograndelng.com.

For more information:

NextDecade

Molly LeCronier (Ward CC)

+1 (713) 869 0707

MLeCronier@wardcc.com

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. The words “believe”, “expect”, “intend”, “plan”, “potential”, and similar expressions are intended to identify forward-looking statements, and these statements may relate to the merger transaction. These statements involve a number of known and unknown risks, which may cause actual results to differ materially from expectations expressed or implied in the forward-looking statements. These risks include uncertainties about NextDecade’s ability to complete the proposed merger with Harmony; the development of the Rio Grande LNG export project following completion of the proposed merger; and other matters discussed in the “Risk Factors” section of Harmony’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and any updates thereto in subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements in this press release speak as of the date of this release. Although NextDecade and/or Harmony may from time to time voluntarily update prior forward-looking statements, they disclaim any commitment to do so except as required by securities laws.

IMPORTANT INFORMATION FOR STOCKHOLDERS

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. In connection with Harmony’s proposed Business Combination with NextDecade, Harmony intends to file with the SEC a definitive proxy statement. The definitive joint proxy statement for Harmony (if and when available) will be mailed to stockholders of Harmony. HARMONY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Harmony stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Harmony and NextDecade, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Harmony will be available free of charge on Harmony’s internet website at www.harmonymergercorp.com or by contacting Harmony using the contact information below.

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